                                 424,608 Shares


                           BENTON OIL AND GAS COMPANY
                                  COMMON STOCK


This Prospectus relates to the offering of an aggregate of 424,608 shares of Common Stock (the "Shares"), $.01 par value, of Benton Oil and Gas Company (the "Company"), offered for the account of certain stockholders of the Company (the "Selling Stockholders"). An aggregate of 168,360 of the Shares are issuable by the Company upon the exercise of certain outstanding common stock purchase warrants (the "Warrants") issued to certain investors, brokers and advisors in connection with various transactions described herein under "Description of Warrants" and an aggregate of 246,500 of the Shares are issuable by the Company upon the exercise of certain outstanding stock options (the "Options") issued to certain consultants and employees of an affiliate of the Company in connection with and as additional compensation for services rendered. See "Description of Options." This Prospectus is to be used for the public resale of the Shares so issued by the Selling Stockholders. The Company will receive an aggregate of $3,630,035, assuming all Warrants and Options are exercised. In addition, this Prospectus relates to an aggregate of 9,748 Shares being offered by Selling Stockholders described herein who acquired such Shares upon the exercise of Options and/or Warrants, as more fully described under "Description of Warrants" and "Description of Options." The Company will not receive any proceeds from the sale of the Shares offered by the Selling Stockholders. See "Use of Proceeds," "Selling Stockholders" and "Plan of Distribution."


The Shares may be sold from time to time by the Selling Stockholders, or by the pledgees, transferees or other successors in interest. Such sales may be made on The New York Stock Exchange, in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) block trades (which may include crosses) in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange transactions in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) secondary distributions. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers participating in such sales may receive commissions, discounts or concessions from the Selling Stockholders or purchasers for whom they may act as agent or to whom they sell as principal, or both, in amounts to be negotiated immediately prior to the sale and which are not expected to exceed those customary in the type of transactions involved. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters' within the meaning of the Act in connection with such sales, and any commissions, discounts, concessions or profits received by them may be deemed to be underwriting compensation under the Act.


The Shares are being offered by the Selling Stockholders without any underwriting discounts or commissions.

All fees and expenses of registration of the resale of the Shares, estimated to be approximately $15,000, shall be borne by the Company. Normal commission expenses and brokerage fees, as well as the fees of counsel to the Selling Stockholders, and any applicable transfer taxes, are payable individually by the Selling Stockholders.

On January 10, 1997 the last sale price of the Company's Common Stock on the Nasdaq Stock Market was $22.88 per share.


      INVESTORS SHOULD CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS,"
                              beginning on page 6.

                                   ----------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   ----------


                The date of this Prospectus is January 10, 1997

                              AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the Commission, Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and 13th Floor, Seven World Trade Center, New York, New York. Copies of this material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 together with all amendments, exhibits, and schedules thereto (the "Registration Statement") under the Act, with respect to the Shares offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and to the exhibits and schedules incorporated therein by reference or filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The following documents, heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended on Form 10-K/A filed on June 14, 1996; (ii) the Company's Current Report on Form 8-K filed March 27, 1996, (iii) the Company's Current Report on Form 8-K filed January 12, 1996; (iv) the Company's Current Report on Form 8-K filed January 8, 1996; (v) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (vi) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (vii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; (viii) the Company's Current Report on Form 8-K filed December 17,1996; and (ix) the description of Common Stock contained in the Company's Registration Statements and amendments filed pursuant to the Exchange Act on March 17, 1989, May 14, 1991 and May 15, 1992.


Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. Any statement contained in the documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Benton Oil and Gas Company, 1145 Eugenia Place, Suite 200, Carpinteria, California 93013 (the principal executive offices of the Company), telephone (805) 566-5600, Attn: Corporate Secretary.

                                TABLE OF CONTENTS

                                                                        PAGE

AVAILABLE INFORMATION......................................................3


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................3


THE COMPANY................................................................5


RISK FACTORS...............................................................6


RECENT DEVELOPMENTS........................................................9


USE OF PROCEEDS...........................................................11


SELLING STOCKHOLDERS......................................................11


DESCRIPTION OF WARRANTS...................................................17


DESCRIPTION OF OPTIONS....................................................17


PLAN OF DISTRIBUTION......................................................18


LEGAL MATTERS.............................................................18


EXPERTS...................................................................18


GLOSSARY..................................................................19




No person has been authorized to give any information or make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering referred to herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities registered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date hereof.

                                   THE COMPANY

The Company is an independent energy company which has been engaged in the development and production of oil and gas properties since 1989. Although originally active only in the United States, the Company has developed significant interests in Venezuela and Russia, and recently sold substantially all of its remaining United States oil and gas interests. The Company's operations are conducted principally through its 80%-owned Venezuelan subsidiary, Benton-Vinccler, C.A. ("Benton-Vinccler"), which operates in the South Monagas Unit in Venezuela, and its 34%-owned Russian joint venture, GEOILBENT, which operates in the North Gubkinskoye Field in Siberia, Russia.

As of December 31, 1995, the Company had total assets of $214.8 million ($388.0 million at September 30, 1996), total estimated proved reserves of 96,212 MBOE, and a standardized measure of discounted future net cash flow, before income taxes, for total proved reserves of $372.3 million. For the year ended December 31, 1995 and the nine months ended September 30, 1996, the Company had total revenues of $65.1 million and $115.7 million, respectively and net income of $10.6 million and $18.9 million, respectively.

The Company has been successful in increasing reserves, production, revenues and earnings during the last two years. From year-end 1993 through 1995, estimated proved reserves increased from 42,785 MBOE to 96,212 MBOE, and net production increased from a total of 519 MBOE in 1993 to 6,647 MBOE in 1995. As production has increased over this period, average lifting costs per Bbl have declined from $7.26 to $1.19 in Venezuela, and from $16.22 to $5.63 in Russia. Between 1993 and 1995, the Company's annual revenues increased from $7.5 million to $65.1 million.

The following table summarizes the Company's financial operating data, proved reserves and production activity in Venezuela and Russia for each of the three years ended December 31:


                                                      VENEZUELA(1)                                RUSSIA
                                        -------------------------------       ---------------------------------
Dollars in thousands                      1993        1994         1995         1993        1994        1995(2)
                                          ----        ----         ----         ----        ----        -------

Oil and Gas Revenues                    $ 1,333     $21,472      $49,174     $   324      $ 3,513      $ 6,016
Expenses(3)                               1,394       8,806       17,876         558        3,670        4,276
                                        -------     -------      -------     -------      -------      -------
Results of Operations from Oil
  and Gas Producing Activities          $   (61)    $12,666      $31,298     $  (234)     $  (157)     $ 1,740
                                        =======     =======      =======     =======      =======      =======
Proved Reserves (MBOE)                   19,389      60,707       73,593      10,121       17,540       22,618
Average Daily Production (BOE)              440       6,902       14,949          77          806        1,345

(1) Includes 100% of the reserve information, production activity and financial data, without deduction for minority interest. All Venezuelan reserves are attributable to an operating service agreement between Benton-Vinccler and Lagoven, S.A. ("Lagoven") an affiliate of the national oil company, Petroleos de Venezuela, S.A. ("PdVSA"), under which all mineral rights are owned by the Government of Venezuela.

(2) The financial information related to Russia and included in the 1995 presentation contains information for the nine months ended September 30, 1995, the end of the fiscal period for GEOILBENT.

(3)     Expenses include lease operating costs and production taxes and depletion.

The Company was incorporated in Delaware in September 1988. The principal executive offices of the Company are located at 1145 Eugenia Place, Suite 200, Carpinteria, California 93013, and its telephone number at that address is (805) 566-5600.

                                  RISK FACTORS

In addition to the other information contained in this Prospectus, investors should carefully consider the following factors in connection with an investment in the Shares:

Risk from Substantial Concentration of Operations

The Company's cash flow-generating operations are substantially concentrated in Venezuela. For 1995, the Company derived approximately 78% of its consolidated oil and gas revenues and approximately 76% of its proved reserves from its Venezuelan operations. If the Venezuelan operations are adversely effected, the Company, due to its concentration in and reliance on the Venezuelan operations, will experience an adverse impact on its financial condition and operations. There are significant operating and economic risks associated with conducting business in Venezuela.

Political and Economic Risks of International Operations--General

Substantially all of the Company's oil and gas producing operations and non-financial assets are in Venezuela and Russia and all operating income is expected to be generated from these countries (absent any new investments). As a result, the Company is subject to certain political, economic and other uncertainties including risks of war, civil disturbance, expropriation, nationalization, renegotiation or modification of existing contracts, taxation policies, foreign exchange restrictions, international monetary fluctuations and other hazards arising out of foreign governmental sovereignty over the Company's operations.

Political and Economic Risks of International Operations--Venezuela

The Company began to operate in Venezuela in 1992. For 1995, the Company derived approximately 78% of its consolidated oil and gas revenues and approximately 76% of its proved reserves from its Venezuelan operations. The petroleum industry in Venezuela is highly regulated by the government with respect to such matters as maximum daily production, methods of production and environmental matters, both directly and indirectly through PdVSA. In addition, the timing and extent of the Company's development activities are subject to the approval of Lagoven and the Ministry of Energy and Mines. There can be no assurance that the government or PdVSA will not impose significant new regulations regarding the petroleum industry generally or that the development activities proposed by Benton-Vinccler will receive the necessary approval. The Company also expects to increase its exposure to Venezuela through the continued investment in Benton-Vinccler and the Delta Centro consortium. While Benton-Vinccler has never had a material dispute or payment interruption with Lagoven, PdVSA or the Venezuelan government, the country of Venezuela has experienced significant political and economic instability, high inflation, and shortages of foreign currency.

Political and Economic Situation. In May 1993, the Venezuelan Senate voted to authorize the impeachment of President Carlos Andres Perez. Subsequently, Rafael Caldera was elected president and took office in February 1994. Upon assuming the presidency, President Caldera was immediately faced with a solvency crisis in the banking system which necessitated a government takeover of nine financial institutions, including Banco Latino, one of the largest Venezuelan banks. Consequently, the bolivar devalued sharply, inflation rose and gross domestic product ("GDP") contracted. Though Venezuela experienced positive GDP growth for 1995, it was the first increase in three years, and the 1995 GDP figures did not reflect the full effects of a currency devaluation at year end. On April 22, 1996, the Venezuelan government announced the lifting of controls on foreign exchange transactions, having announced the lifting of controls on interest rates one week earlier. The Venezuelan government also announced a $1.4 billion preliminary loan accord with the International Monetary Fund. Although these actions have led to the devaluation of the bolivar and a rise in interest rates and are likely to lead to temporary increases in inflation, they are generally viewed as likely to have a positive effect in the long term. There can be no assurance, however, that such actions will be successful in resolving Venezuela's economic difficulties.

Inflation and Currency Controls. Venezuela has experienced high levels of inflation over the past decade. The consumer price inflation rate was approximately 38% for calendar year 1993, 61% for 1994, and 60% for 1995. In addition to increasing the Company's bolivar-denominated expenses with respect to its Venezuelan operations, these high rates of inflation led the Venezuelan government to devalue the bolivar by 41% on December 11, 1995. In July 1994, the Venezuelan government imposed a program of currency exchange controls that was lifted in April 1996. Pursuant to its agreement with Lagoven, Benton-Vinccler receives its payments from Lagoven in U.S. dollars deposited directly into a U.S. bank account. Although the lifting of currency controls is expected to lead to increased economic stability in the long term, it is likely to lead to a temporary rise in inflation in Venezuela.

Oil Production and OPEC. News reports speculate that Venezuela is currently producing oil in excess of the output quota established by OPEC. While Venezuela remains a member of OPEC and has yet to face any sanctions, there is a risk that pressure from OPEC could cause Venezuela to cut oil production voluntarily to comply with the established quotas or take action that could depress world oil prices. Such compliance could require a significant reduction in Venezuelan oil production and could have a material adverse impact on Benton-Vinccler.

Political and Economic Risks of International Operations--Russia

Since the dissolution of the Soviet Union in 1991, Russia has experienced periods of political unrest and instability, high inflation, wide currency exchange rate swings, contractions in GDP, volatile tariff and taxation policies, and the lack of a clear and stable legal and administrative environment governing oil and gas licensing and operations. There can be no assurance that any of these factors in addition to other factors may not persist or worsen and therefore negatively affect the Company's operations in Russia.

In addition to the factors discussed above, Russia has established an export tariff on all oil produced in and exported from Russia which, as imposed, has the effect of reducing the potential profits to the Company and could render its proved reserves attributable to Russia uneconomic. In July 1996, oil export tariffs were terminated in accordance with an IMF loan condition. However, Russia has proposed that such tariffs be replaced by an excise, pipeline or other tax on producers which may equal or exceed the export tariff, but it is unclear how such other tax rates and regimes will be set and administered. The legislative and regulatory environment in Russia continues to be subject to frequent change and uncertainty.

The Company believes it will not receive any significant distributions from GEOILBENT for several years because substantially all of the money received by GEOILBENT from the North Gubkinskoye Field will be reinvested to fund development activities.

Properties Under Development

As of December 31, 1995, approximately 65% of the Company's proved reserves were undeveloped and required development activities, consisting primarily of development drilling and construction of production facilities. As a result, the Company will require substantial capital expenditures to develop all of its proved reserves. At December 31, 1995, the anticipated future development costs for proved reserves in Venezuela and Russia were $76.4 million and $36.7 million, respectively. The Company does not currently have the capital to develop all of these reserves, and if such capital does not otherwise become available, the Company will either enter into joint ventures to develop the projects, which will result in the Company retaining a smaller interest, or not develop the reserves. There can be no certainty regarding the commercial feasibility of developing these reserves, the availability of financing, or the timing or costs associated therewith. If such capital is available, there can be no assurance that the Company will be able to develop and produce sufficient reserves to recover the costs expended and operate the wells profitably.

Engineers' Estimates of Reserves and Future Net Revenue

Estimates of economically recoverable oil and gas reserves and of future net cash flows are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, and development and operating expenditures may not occur as estimated. Future results of operations of the Company will depend upon its ability to develop, produce and sell its oil and gas reserves. The reserve data incorporated by reference herein are estimates only and are subject to many uncertainties. Actual quantities of oil and gas may differ considerably from the amounts set forth herein. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

Development of Additional Reserves

The Company's future success may also depend upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as reserves are produced. There can be no assurance that the Company will be able to discover additional commercial quantities of oil and gas, or that the Company will be able to continue to acquire interests in under-developed oil and gas fields and enhance production and reserves by drilling replacement wells and drilling development wells, or that the Company will have continuing success drilling productive wells and acquiring under-developed properties at low finding costs.

Retention and Attraction of Key Personnel

The Company depends to a large extent on the abilities and continued participation of certain key employees, the loss of whose services could have a material adverse effect on the Company's business. In an effort to minimize the risk, the Company has entered into employment agreements with certain key employees. There can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms and the failure to do so could have a material adverse effect on the Company.

Anti-Takeover Provisions

The Delaware General Corporation Law contains certain provisions which may delay or prevent an attempt by a third party to acquire control of the Company. The Company has also adopted a Stockholders' Rights Plan designed to impede a hostile attempt to acquire the Company. In addition, the severance provisions of employment agreements with certain members of management could impede an attempted change of control of the Company.

Ability to Issue Preferred Stock

The Company may issue Preferred Stock in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject and subordinate to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no outstanding Preferred Stock and no present plans to issue any shares of Preferred Stock.

RISKS RELATED TO THE OIL AND GAS INDUSTRY

Risk of Oil and Gas Operations

The Company's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in personal injuries, loss of life, environmental damage and other damage to the properties of the Company or others. In addition, because the Company acquires interests in under-developed oil and gas fields that have been operated by others for many years, the Company may be liable for any damage or pollution caused by any prior operations of such oil and gas fields. In accordance with customary industry practice, the Company is not fully insured against these risks, nor are all such risks insurable. Accordingly, there can be no assurance that such insurance as the Company does maintain will be adequate to cover any losses or exposure for liability.

Current Oil and Gas Industry Conditions

Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand, weather conditions, domestic and foreign government regulations, the price and availability of alternative fuels and overall economic conditions. Lower oil prices also may reduce the amount of the Company's oil that is economic to produce. In addition, the marketability of the Company's production depends upon the availability and capacity of gathering systems and pipelines.

Government Regulation; Environmental Risks

The Company's business is regulated by certain federal, state, local and foreign laws and regulations relating to the development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. There can be no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for, or the production and marketing of, oil and gas.

Oil and gas operations are subject to extensive foreign, federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of the Company.

Competition

The oil and gas exploration and production business is highly competitive. A large number of companies and individuals engage in the drilling for oil and gas, and there is a high degree of competition for desirable oil and gas properties suitable for drilling and for materials and third-party services essential for their exploration and development. Many of the Company's competitors have greater financial and other resources than does the Company.



                               RECENT DEVELOPMENTS

On September 20, 1996, the Company signed an agreement with Crestone Energy Corporation ("Crestone"), a privately held corporation headquartered in Denver, Colorado, which provides for the acquisition of Crestone by the Company in a stock transaction. If the merger is approved by the Crestone stockholders, the Company will issue one share of its common stock for each seven outstanding shares of Crestone common stock which will result in the issuance of approximately 735,700 shares of the Company's common stock. Upon consummation, approximately 28.4 million shares of the Company's common stock will be outstanding after such issuance.

Provided that the merger is approved by Crestone's stockholders, the Company anticipates that the transaction will be completed during the fourth quarter of 1996. There can be no assurance that the transaction will be consummated.

Crestone Energy Corporation's primary asset is a large undeveloped acreage position in the South China Sea, under a Petroleum Contract with the China National Offshore Oil Corporation (CNOOC) for an area known as Wan'an Bei, WAB-21. The WAB-21 Contract covers approximately six million acres, with an option for another one million acres under certain circumstances, and lies within an area which is the subject of a territorial dispute between The People's Republic of China and Vietnam. Vietnam has also executed an agreement on a portion of the same offshore acreage with Conoco, a unit of DuPont Corporation. The territorial dispute has existed for many years, and there has been limited exploration and no development activity in the area under dispute. It is uncertain when or how this dispute will be resolved, and under what terms the various countries and parties to the agreements may participate in the resolution, although certain proposed economic solutions currently under discussion would result in Crestone's interest being reduced.

The WAB-21 Contract requires certain seismic survey activities to occur by May 1997. If such activities are not completed, the contract is subject to cancellation. Because of the territorial dispute, no such activities have occurred by Crestone and may not occur by May 1997. CNOOC has indicated in writing a willingness to extend the seismic operation deadline for two years because of the lack of resolution of the territorial dispute and has furnished Crestone a letter wherein CNOOC has extended such deadline for an additional period through June 1, 1999. There can be no assurance that the dispute will be resolved within the period of this or any further extension. Additionally, the WAB-21 Contract may be in a state of technical default because Crestone has not registered to do business in China, and there has been no written waiver of such default, although CNOOC has acknowledged that such a waiver is necessary.

Exploration and development of the area will require substantial capital expenditures which Benton cannot provide from its cash flow from current operations. Benton expects that it will be necessary to raise additional funds from joint ventures or the sale of additional debt or equity or other arrangements which may reduce its interest in the WAB-21 Contract. There can be no assurance that such joint ventures can be formed or such funds can be raised or such other arrangements made on terms acceptable to Benton.

There have been limited exploration activities in the WAB-21 Contract area. There can be no assurance that oil or natural gas can be commercially produced from the area. Natural gas is in plentiful supply in the region and currently there is no ready market for additional natural gas supplies. Crestone will be a wholly-owned subsidiary of the Company and will continue as the operator and contractor of WAB-21.

                                 USE OF PROCEEDS

Assuming all of the Warrants and Options are exercised, the Company will receive an aggregate of $3,630,035 which it will use for general working capital purposes. The Company will receive no proceeds from the resale of Common Stock by the Selling Stockholders.



                              SELLING STOCKHOLDERS

The following table sets forth information as of November 27, 1996 with respect to the beneficial ownership of Common Stock by the Selling Stockholders:







------------------------------------------------- ------------------------ ------------------ ----------------- -----------------
                NAME OF SELLING                      SHARES OF COMMON          SHARES TO         SHARES OF       PERCENTAGE OF
                  STOCKHOLDER                        STOCK OWNED PRIOR     BE SOLD PURSUANT   COMMON STOCK TO     SHARES TO BE
                                                        TO OFFERING             HERETO         BE OWNED AFTER     OWNED AFTER
                                                                                                  OFFERING          OFFERING
------------------------------------------------- ------------------------ ------------------ ----------------- -----------------
Alfred Albiston                                                   316(1)             316               0               *
Jollie N. Allen                                                   475(2)             475               0               *
Richard M. Allen                                                  158(3)             158               0               *
Harold E. Anderson                                              3,000(4)           3,000               0               *
Alfred Baalas                                                   5,000(5)           2,000           3,000               *
George W. Baird                                                   919(6)             517             402               *
Frederick G. Bauling                                              406(1)             316              90               *
Daniel B. Bias                                                    203(3)             158              45               *
Glenn L. Beichley                                                 203(3)             158              45               *
James H. Blake                                                 17,047(5)           2,000          15,047               *
Nicholas G. Blurton-Jones                                           406              316              90               *
Andrew P. Bodnar                                                2,390(7)           2,390               0               *
James and Margot Bourque                                        3,237(5)           2,000           1,237               *
Edward R. Bower, TTEE Bower Family Trust                        3,658(8)           2,848             810               *
Steve and Betty Bordner                                           406(1)             316              90               *
Paul Brinkman                                                   2,066(9)           1,796             270               *
Eugene B. Brownell, TTEE                                          316(1)             316               0               *
Penelope Brownell                                                 316(1)             316               0               *
Steven L. Burks                                                2,230(10)           2,230               0               *
Rob Burns                                                        393(11)             393               0               *
James C. Cade                                                   2,336(9)           1,796             540               *
Peter J. and Donna J. Cantelon                                      950              950               0               *
Casserly, Janice and Olivas, Richard, TTEEs                    4,000(12)           4,000               0               *
Cavlogix                                                         750(13)             750               0               *
James R. Chadwick                                              17,000(5)           2,000          15,000               *
Frances A. Chapman                                             6,000(19)           1,000           5,000               *
Juan Francisco Clerico                                       100,000(14)         100,000               0               *
Corporate Securities Group                                     1,586(15)           1,586               0               *
Crowell Weedon & Co.                                           6,475(16)             247           6,228               *
Thomas Timothy Cullum                                          2,231(17)           2,231               0               *
Cumberland Associates                                        505,000(18)           5,000         500,000               *
Haig Davidian                                                105,000(46)           5,000         100,000               *
Jerry P. Davidian                                             22,500(52)          20,000           2,500               *
Marc H. Davidian                                              25,000(52)          20,000           5,000               *


------------------------------------------------- ------------------------ ------------------ ----------------- -----------------
                NAME OF SELLING                      SHARES OF COMMON          SHARES TO         SHARES OF       PERCENTAGE OF
                  STOCKHOLDER                        STOCK OWNED PRIOR     BE SOLD PURSUANT   COMMON STOCK TO     SHARES TO BE
                                                        TO OFFERING             HERETO         BE OWNED AFTER     OWNED AFTER
                                                                                                  OFFERING          OFFERING
------------------------------------------------- ------------------------ ------------------ ----------------- -----------------
Mahendra Defonseka                                             1,162(19)           1,000             162               *
Vassily Dobrynin                                               3,000(20)           3,000               0               *
Sam Dote                                                          475(2)             475               0               *
David Dowgialo                                                17,932(21)             632          17,300               *
Robert E. Duncan, TTEE Duncan Family                          70,664(22)           4,230          66,434               *
   Trust
Donald R. and Margaret A. Durling                               2,000(5)           2,000               0               *
Marital Trust Part B of the L.S. & V.S. Eaton                 66,044(22)           4,230          61,814               *
   Rev. Trust
Karl T. and Helen J. Edwards                                      610(2)             475             135               *
Lawrence and Lucille Elsbernd                                     655                155             500               *
Marlyn N. Ely                                                    950(23)             950               0               *
Joe B. Fields, TTEE Fields Family Trust                       34,856(22)           4,230          30,626               *
First Associated Securities                                      965(24)             965               0               *
Ronald E. Foltz                                                1,500(25)           1,500               0               *
Joan Forester                                                  1,000(19)           1,000               0               *
Frank B. Foster                                                   610(2)             475             135               *
Elmer and Nancy Fox, TTEEs                                     1,000(19)           1,000               0               *
Fox & Company                                                    500(29)             500               0               *
GBS Financial Corp.                                              242(26)             242               0               *
Leon L. Gean                                                      406(1)             316              90               *
Cyma E. Gillilan                                                  406(1)             316              90               *
Goldman, Sachs & Co.                                           3,975(27)           3,975               0               *
Hamill - Wheaton Partners                                      2,355(28)           2,285              70               *
Edward Hafer                                                   1,500(25)           1,500               0               *
Paul H. Hauge                                                    500(29)             500               0               *
Richard E. Haymond                                                406(1)             316              90               *
John V. Helmann                                                2,004(30)           2,004               0               *
Gerald Hendricks                                               4,000(19)           1,000           3,000               *
Tony and Karen Hernandez                                       2,500(31)           2,500               0               *
Charles E. Hicks                                                  316(1)             316               0               *
George T.E. Hicks                                                 1,500            1,500               0               *
Darol Hoffman                                                 61,230(22)           4,230          57,000               *
Stephen L. Hoog, LTC                                           1,900(25)           1,500             400               *
Helen Hosler                                                      158(3)             158               0               *
John T. Huey                                                   1,000(19)           1,000               0               *
George L. and Peggy W.  Hunt                                   2,562(19)           1,000           1,562               *
David Davidson, TTEE Jendresen Trust "B"                      13,632(19)           1,000          12,632               *
Clifford and Alva Johnson, TTEEs                               4,230(22)           4,230               0               *
Gerald and Betty Johnson, TTEEs                                1,593(32)           1,558              35               *
Kavanaugh Financial                                              308(33)             308               0               *
Keane Securities Co., Inc.                                     1,800(34)           1,800               0               *
Kingsley & Co.                                                    50(35)              50               0               *
Morton Kirchenbaum                                             2,500(31)           2,500               0               *
Pete and Marilyn Koonce                                        9,724(36)           2,174           7,550               *
Evgeny Kramar                                                  3,000(20)           3,000               0               *
William Kronen                                                   608(37)             608               0               *
Iosif Levinson                                                10,000(38)          10,000               0               *

------------------------------------------------- ------------------------ ------------------ ----------------- -----------------
                NAME OF SELLING                      SHARES OF COMMON          SHARES TO         SHARES OF       PERCENTAGE OF
                  STOCKHOLDER                        STOCK OWNED PRIOR     BE SOLD PURSUANT   COMMON STOCK TO     SHARES TO BE
                                                        TO OFFERING             HERETO         BE OWNED AFTER     OWNED AFTER
                                                                                                  OFFERING          OFFERING
------------------------------------------------- ------------------------ ------------------ ----------------- -----------------
Roger C. Lind                                                    633(39)             633               0               *
Linsco/Private Ledger Corp.                                    3,047(40)           1,069           1,978               *
Steven A. Lopate                                                2,000              2,000               0               *
Jane L. McKee                                                     316(1)             316               0               *
Laurel C. and Martha M. Meade                                  2,111(41)           2,111               0               *
James A. Meisel                                                  813(39)             633             180               *
William Morrill                                                   467(1)             316             151               *
Kenneth Press Nemzer and Marilyn Levin                         2,500(31)           2,500               0               *
   Nemzer
Paul Nicholson                                                 1,692(42)           1,692               0               *
Boris Nikulin                                                  3,000(20)           3,000               0               *
Robert and Rebecca Oehlman                                     1,250(19)           1,000             250               *
Irving Oschin                                                  3,166(43)           3,166               0               *
John O. Parsons                                                   406(1)             316              90               *
Peacock, Hislop, Staley and Given, Inc.                        5,237(44)           5,183              54               *
Gordon W. and Myra L. Peterson                                 4,862(19)           1,000           3,862               *
Mona K. Pinne                                                    950(23)             950               0               *
Alexandr Porsov                                               47,500(45)          47,500               0               *
Orlin John Rajala                                                500(29)             500               0               *
Guy G. Reine                                                    2,000(5)           2,000               0               *
Robert S. Rich                                                    475(2)             475               0               *
Leonard Ross                                              28,100(52)(47)          25,580           2,520               *
Morrison Rutherford, M.D.                                           316              316               0               *
San Diego Pinecone, Ltd.                                            301              301               0               *
Richard Sandow                                                 2,231(17)           2,231               0               *
Jeffrey Barnes, TTEE Scheidts Trust                            4,007(48)           4,007               0               *
John J. Sexton                                                   389(49)             389               0               *
Harold S. Shanbaum                                                67(50)              67               0               *
Dimitri Sharov                                                15,000(51)          15,000               0               *
Signal Securities, Inc.                                           1,398            1,398               0               *
Kenneth S. Souza                                              2,880 (53)           1,651           1,229               *
John R. Stahr, TTEE                                           10,696(54)           7,230           3,466               *
D. Stuart Steele, M.D. and Richard Steele,                      2,000(5)           2,000               0             *
TTEES
Lanny D. Stout                                                     2,715           2,715               0               *
Elizabeth Suskind                                              3,643(55)              35           3,608               *
Fred S. and Mary W. Taylor                                      2,000(5)           2,000               0               *
Titan Value Equities Group                                     4,689(56)             304           4,385               *
Toluca Pacific Securities                                        335(57)             335               0               *
Rene Tornare                                                   1,500(25)           1,500               0               *
U.S. Securities Clearing Corp.                                   232(58)             232               0               *
Vinccler, C.A.                                               208,000(59)           8,000         200,000               *
Abraham G. and Juliana G. van den Broek                        1,266(60)           1,266               0               *
H.G. and B.E. von Dallwitz                                     4,364(23)             950           3,414               *
William R. Wagner                                                 203(3)             158              45               *
David Wang                                                        203(3)             158              45               *
John Weil                                                        200(61)              47             153               *
Martin J. Welch                                                  633(39)             633               0               *


------------------------------------------------- ------------------------ ------------------ ----------------- -----------------
                NAME OF SELLING                      SHARES OF COMMON          SHARES TO         SHARES OF       PERCENTAGE OF
                  STOCKHOLDER                        STOCK OWNED PRIOR     BE SOLD PURSUANT   COMMON STOCK TO     SHARES TO BE
                                                        TO OFFERING             HERETO         BE OWNED AFTER     OWNED AFTER
                                                                                                  OFFERING          OFFERING
------------------------------------------------- ------------------------ ------------------ ----------------- -----------------
Western Pacific Securities                                     1,663(62)           1,663               0               *
Windsor Partners                                               2,300(63)           2,300               0               *
Norman W.O. Yee                                                  500(29)             500               0               *

*    Less than 1%

(1)  Includes 316 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(2)  Includes 475 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(3)  Includes 158 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(4)  Includes  3,000 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(5)  Includes  2,000 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(6)  Includes 517 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(7)  Includes  2,390 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(8)  Includes  2,848 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(9)  Includes  1,796 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(10) Includes  2,230 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(11) Includes 393 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(12) Includes  4,000 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(13) Includes 750 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(14) Includes  100,000  shares  subject to options which are currently  exercisable  or  exercisable  within 60 days of the date hereof.

(15) Includes  1,586 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(16) Includes 150 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(17) Includes  2,231 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(18) Includes  5,000 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(19) Includes  1,000 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(20) Includes 3,000 shares subject to options which are currently exercisable or exercisable within 60 days of the date hereof.

(21) Includes 632 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(22) Includes 4, 230 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(23) Includes 950 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(24) Includes 965 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(25) Includes  1,500 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(26) Includes 242 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(27) Includes  3,975 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(28) Includes  2,285 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(29) Includes 500 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(30) Includes  2,004 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(31) Includes 2, 500 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(32) Includes  1,558 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(33) Includes 308 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(34) Includes  1,800 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(35) Includes 50 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(36) Includes  2,174 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(37) Includes 608 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(38) Includes  10,000 shares  subject to options  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(39) Includes 633 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(40) Includes  1,069 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(41) Includes  2,111 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(42) Includes  1,692 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(43) Includes  3,166 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(44) Includes  5,183 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(45) Includes  47,500 shares  subject to options  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(46) Includes 5,000 shares subject to options which are currently exercisable or exercisable within 60 days of the date hereof.

(47) Includes  5,580 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(48) Includes  4,007 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(49) Includes 389 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.


(50) Includes 67 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(51) Includes  15,000 shares  subject to options  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(52) Includes  20,000 shares  subject to options  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(53) Includes  1,651 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(54) Includes  7,230 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(55) Includes 35 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(56) Includes 304 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(57) Includes 335 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(58) Includes 232 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(59) Includes  8,000 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(60) Includes  1,266 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(61) Includes 47 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(62) Includes  1,663 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

(63) Includes  2,300 shares  subject to warrants  which are  currently  exercisable  or  exercisable  within 60 days of the date hereof.

                             DESCRIPTION OF WARRANTS

Of the Shares offered hereby, 3,511 shares were issued upon exercise of Warrants and 24,798 shares will be issued upon the exercise of Warrants which were issued to brokers as additional compensation in connection with an offering in January 1992. The Company issued Warrants to purchase an aggregate of 29,841 shares of Common Stock, with an exercise price of $12.03 per share. These Warrants were not exercisable until one year following the date of issuance and expire January 3, 1997.

Of the Shares offered hereby, 33,734 shares are issuable upon the exercise of Warrants which were issued to investors who participated in the Chalkley prospect. The Company issued Warrants to purchase an aggregate of 33,734 shares of Common Stock in February 1992 with an exercise price of $15.19 per share. These Warrants expire February 28, 1997.

Of the Shares offered hereby, 3,384 shares are issuable upon the exercise of Warrants which were issued to brokers who participated in the Chalkley prospect selling effort. The Company issued Warrants to purchase an aggregate of 3,384 shares of Common Stock in February 1992, with an exercise price of $9.00 per share. These Warrants expire February 28, 1997.

Of the Shares offered hereby, 1,737 shares were issued upon exercise of Warrants and 21,044 shares will be issued upon the exercise of Warrants which were issued to certain persons in connection with the acquisition of property. The Company issued Warrants to purchase an aggregate of 24,998 shares of its Common Stock in February 1992, with an exercise price of $9.00 per share. These Warrants expire February 12, 1997.

Of the Shares offered hereby, 2,000 shares were issued upon exercise of Warrants and 47,500 shares will be issued upon the exercise of Warrants which were issued to investors in the Benton Oil & Gas 1989-3 Drilling Program and the Benton Oil & Gas 1990-1 Drilling Program. These Warrants were issued to investors in these partnerships upon dissolution of such partnerships in October 1992. The Company issued Warrants to purchase an aggregate of 530,258 shares of the Company's Common Stock with an exercise price of $10.00 per share. The Warrants were not exercisable until October 1993 and expire October 30, 1997.

Of the Shares offered hereby, 8,000 shares will be issuable upon exercise of Warrants which were issued to a Company consultant in connection with the Venezuelan operations in July 1994. The Company issued Warrants to purchase an aggregate of 150,000 shares of its Common Stock at an exercise price of $7.50 per share. These Warrants expire on July 15, 2004.

Of the Shares offered hereby, 1,000 shares were issued upon the exercise of Warrants and 29,900 shares will be issued upon the exercise of Warrants which were issued to brokers as additional compensation in connection with the 8% Debenture Offering in May 1992. The Company issued Warrants to purchase an aggregate of 31,400 shares of Common Stock, with an exercise price of $10.297 per share. These Warrants were not exercisable until one year following the date of issuance and expire April 22, 1997.


                             DESCRIPTION OF OPTIONS

Of the Shares offered hereby, 246,500 shares will be issued upon the exercise of certain Options granted by the Company. The Company has granted Options to six individuals in consideration of services rendered in connection with the Company's Russian operations and to certain consultants of the Company (certain of these Options were subsequently transferred). The Options vest pursuant to a vesting schedule set forth in the stock option agreements. On the date hereof, all Options granted to these advisors are exercisable at a price ranging from $7.875 per share to $10.875 per share. The Options expire beginning January 2002 through September 2005.

Of the Shares offered hereby, 1,500 shares were issued in connection with the exercise of Options issued to an advisor of the Company in July 1992. These Options were exercisable at a price of $7.30 per share.


                              PLAN OF DISTRIBUTION

The Shares may be sold from time to time by the Selling Stockholders, or by the pledgees, transferees or other successors in interest. Such sales may be made on The New York Stock Exchange, in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) block trades (which may include crosses) in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange transactions in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) secondary distributions. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers participating in such sales may receive commissions, discounts or concessions from the Selling Stockholders or purchasers for whom they may act as agent or to whom they sell as principal, or both, in amounts to be negotiated immediately prior to the sale and which are not expected to exceed those customary in the type of transactions involved. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters' within the meaning of the Act in connection with such sales, and any commissions, discounts, concessions or profits received by them may be deemed to be underwriting compensation under the Act.

All fees and expenses of registration of the Shares, estimated to be approximately $15,000, shall be borne by the Company. Normal commission expenses and brokerage fees, as well as the fees of counsel to the Selling Stockholders, and any applicable transfer taxes, are payable individually by the Selling Stockholders.

There is no assurances that the Selling Stockholders will sell any or all of the Shares offered hereby. The Company has agreed to maintain the effectiveness of the Registration Statement of which this Prospectus is a part until the earlier of the date on which all Shares have been sold by the Selling Stockholders, or a period of not less than two years from the date hereof.


                                  LEGAL MATTERS

The legality of the securities offered hereby is being passed upon by Emens, Kegler, Brown, Hill and Ritter Co., L.P.A., Columbus, Ohio.


                                     EXPERTS

The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information appearing herein or incorporated herein with respect to proved oil and gas reserves of the Company at December 31, 1994 and 1995, to the extent stated herein, was estimated by the Company and audited by Huddleston & Co., Inc., independent petroleum engineers, and is included herein on the authority of such firm as experts in petroleum engineering.

                                    GLOSSARY

When the following terms are used in the text they have the meanings indicated.

MCF. "Mcf" means thousand cubic feet. "MMcf" means million cubic feet. "Bcf" means billion cubic feet. "Tcf" means trillion cubic feet.

BBL. "Bbl" means barrel. "MBbl" means thousand barrels. "MMBbl" means million barrels. "BBbl" means billion barrels.

BOE. "BOE" means barrels of oil equivalent, which are determined using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that six Mcf of natural gas is referred to as one barrel of oil equivalent or "BOE." "MBOE" means thousands of barrels of oil equivalent. "MMBOE" means millions of barrels of oil equivalent.

CAPITAL EXPENDITURES. "Capital Expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land-related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

COMPLETION COSTS. "Completion Costs" means, as to any well, all those costs incurred after the decision to complete the well as a producing well. Generally, these costs include all costs, liabilities and expenses, whether tangible or intangible, necessary to complete a well and bring it into production, including installation of service equipment, tanks, and other materials necessary to enable the well to deliver production.

DEVELOPMENT WELL. A "Development Well" is a well drilled as an additional well to the same reservoir as other producing wells on a lease, or drilled on an offset lease not more than one location away from a well producing from the same reservoir.

EXPLORATORY WELL. An "Exploratory Well" is a well drilled in search of a new and as yet undiscovered pool of oil or gas, or to extend the limits of a field under development.

FINDING COST. "Finding Cost," expressed in dollars per BOE, is calculated by dividing the amount of total capital expenditures incurred related to acquisitions, exploration and development costs (reduced by proceeds from any sale of oil and gas properties) by the amount of total net reserves added or reduced as a result of property acquisitions and sales, drilling activities and reserve revisions during the same period.

FUTURE DEVELOPMENT COST. "Future Development Cost" of proved non-producing reserves, expressed in dollars per BOE, is calculated by dividing the amount of future capital expenditures related to development properties by the amount of total proved non-producing reserves associated with such activities.

GROSS ACRES OR WELLS "Gross Acres or Wells" are the total acres or wells, as the case may be, in which an entity has an interest, either directly or through an affiliate.

LIFTING COSTS. "Lifting Costs" are the expenses of lifting oil from a producing formation to the surface, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor cots, repair and maintenance, supplies, insurance, production, severance and windfall profit taxes.

MMBTU. "MMBtu" means one million British thermal units. A British thermal unit is the amount of heat needed to raise the temperature of one pound of water one degree Fahrenheit.

NET ACRES OR WELLS. A party's "Net Acres" or "Net Wells" are calculated by multiplying the number of gross acres or gross wells in which that party has an interest by the fractional interest of the party in each such acre or well.
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OIL AND GAS LEASE. An "Oil and Gas Lease" is an agreement whereby the grantee receives for a period of time the full or partial interest in oil and gas properties, oil and gas mineral rights, fee rights, or other rights of the grantor granting the grantee the right to drill for, produce and sell oil and gas upon payment of rentals, bonuses and/or royalties. Oil and Gas Leases are generally acquired from private landowners and federal and state governments.

PRODUCING PROPERTIES OR RESERVES. "Producing Reserves" are Proved Developed Reserves expected to be produced from existing completion intervals now open for production in existing wells. "Producing Properties" are properties to which Producing Reserves have been assigned by an independent petroleum engineer.

PROVED DEVELOPED BEHIND-PIPE RESERVES. "Proved Developed Behind-Pipe Reserves" are reserves contained in geological formations through which an existing well has been drilled but from which the well has not yet produced. The reserves are said to be "behind pipe" because the oil and gas are sealed out of the well bore by the casing leading to the existing completion interval. Behind-Pipe Reserves are classified as Proved Developed only if the cost of completing the well for production of such reserves is relatively small compared to the cost of a new well.

PROVED DEVELOPED RESERVES. "Proved Developed Reserves" are Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

PROVED RESERVES. "Proved Reserves" are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years known oil and gas reservoirs under existing economic and operating conditions, that is, on the basis of prices and costs as of the date the estimate is made and any price changes provided for by existing conditions.

PROVED UNDEVELOPED RESERVES. "Proved Undeveloped Reserves" are Proved Reserves which can be expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

RESERVES. "Reserves" means crude oil and natural gas, condensate and natural gas liquids, which are net of leasehold burdens, are stated on a net revenue interest basis, and are found to be commercially recoverable.

ROYALTY INTEREST. A "Royalty Interest" is an interest in oil and gas property entitling the owner to a share of oil and gas production (or the proceeds of the sale thereof) free of the costs of production.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS, BEFORE PROVISION FOR INCOME TAXES. The "Standardized Measure of Discounted Future Net Cash Flows, Before Provision for Income Taxes" is a method of determining the present value of Proved Reserves. Future net revenues from Proved Reserves are estimated assuming that oil and gas prices and production and development costs remain constant. The resulting stream of revenues, before provision for income taxes, is then discounted at the rate of 10% per year to obtain a present value.

3-D SEISMIC. "3-D Seismic" is the method by which a three dimensional image of the earth's subsurface is created through the interpretation of aerially collected seismic data. 3-D surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

UNDEVELOPED ACREAGE. "Undeveloped Acreage" is oil and gas acreage (including, in applicable instances, rights in one or more horizons which may be penetrated by existing wellbores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

WORKING INTEREST. A "Working Interest" is the operating interest under an Oil and Gas Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject

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to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

In this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit.

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